Hanwha SolarOne Announces Shareholder Resolutions Adopted at Annual General Meeting

SHANGHAI, China (December 21, 2011) – Hanwha SolarOne Co., Ltd. (“Hanwha SolarOne” or the “Company”) (NASDAQ: HSOL), a vertically integrated manufacturer of silicon ingots, wafers, and photovoltaic (“PV”) cells and modules in China, today announced the shareholder resolutions adopted at its annual general meeting of shareholders (“AGM”) held in Shanghai, China on December 20, 2011.

Hanwha SolarOne’s shareholders adopted the following resolutions:

1.
As an ordinary resolution, that the appointment of David N.K. Wang, as a director of the Company to continue to hold office for a three-year term beginning on the date of this AGM or until his successor is elected and qualified, be approved, confirmed and ratified.

2.
As an ordinary resolution, that the appointment of Hee Cheul Kim, as a director of the Company to hold office for a three-year term beginning on the date of this AGM or until his successor is elected and qualified, be approved, confirmed and ratified.

3.
As an ordinary resolution, that the directors of the Company be, and hereby are, authorized to determine the manner and any other terms of any repurchase or redemption of ordinary shares and ADSs of the Company, and are hereby authorized and directed in the name and on behalf of the Company to execute and deliver any instrument, document or agreement (including, where necessary, to affix the seal of the Company in accordance with the Articles of Association of the Company) or to take or cause to be taken any other action or actions which the directors may deem necessary, appropriate or desirable to carry out the intent and purpose of any such repurchases or redemptions of shares by the Company.

4.
As an ordinary resolution, that any and all prior repurchases of shares by the Company (including without limitation the repurchase of 25,027,680 ordinary shares from the Bank of New York Mellon, representing 5,005,536 ADSs repurchased from Morgan Stanley & Co. International Plc. pursuant to the Share Issuance and Repurchase Agreement dated January 23, 2008, and the repurchase of 25,017,671 ordinary shares from Hanwha Solar Holdings Co., Ltd. pursuant to the Share Issuance and Repurchase Agreement dated September 16, 2010) be and are hereby authorized, approved, confirmed and ratified in all respects as the valid acts of the Company with effect from the date such actions were taken.

About Hanwha SolarOne
Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically integrated manufacturer of silicon ingots, wafers, PV cells and modules.  Hanwha SolarOne offers high-quality, reliable products and services at competitive prices.  Partnering with third party distributors, OEM manufacturers, and system integrators, Hanwha SolarOne serves the utility, commercial/government, and residential markets.  The Company maintains a strong worldwide presence with employees located throughout Europe, North America, and Asia and embraces environmental responsibility and sustainability with an active role in the voluntary photovoltaic recycling program.  The Company benefits from its strategic partnership with its largest shareholder, Hanwha Group, who is active in solar project development and financing and plans to produce polysilicon in the future.  For more information visit: www.hanwha-solarone.com.

For further information, please contact:

Investor Contact:
Paul Combs
V.P. of Investor Relations
Building 1, 18th Floor
1199 Minsheng Road, Shanghai, PRC 200135
P. R. China
Tel: 86-21-3852 1533 / Mobile: 86 138 1612 2768
E-mail: paul.combs@hanwha-solarone.com

Christensen

Kathy Li
Tel: +1 480 614 3036
E-mail: kli@ChristensenIR.com

Tip Fleming
Tel: + 852 9212 0684
E-mail: tfleming@ChristensenIR.com